2II Putnam Capital Opportunities Fund attachment
4/30/04 Annual

Because of the electronic format for filing Form N-SAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

53A	Putnam Management has agreed to assume certain expenses
incurred by the fund in connection with allegations of improper short-term trading activity. During the funds year ended April 30, 2004, legal, shareholder servicing and communication, audit, and Trustee fees incurred by the fund and assumed by Putnam Management were $32,094.

74U1 (000s omitted)

Class A	39,120
Class B	27,989
Class C	3,635

74U2 (000s omitted)

Class M	1,879
Class R	5
Class Y	31,657

74V1

Class A	10.16
Class B	9.71
Class C	9.79

74V2

Class M	9.85
Class R	10.13
Class Y	10.26